UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 18, 2015

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Short-term investments	$418,995	$646,216
Mutual funds	151,440,499	173,446,134
Common/collective trust funds	354,023,613	325,497,865
Separate account funds	28,041,905	—
Group variable annuity	20,175,601	17,856,661
Common stock	13,970,906	27,498,024

Total investments at fair value	568,071,519	544,944,900

Receivables:
Notes receivable from participants	9,876,222	9,112,445
Accrued dividends and interest	103,099	37,864
Employer contribution receivable	12,925,935	12,834,984

Total receivables	22,905,256	21,985,293

Total assets	590,976,775	566,930,193

Liabilities:
Payables for securities purchased	25,804	—
Accrued participant expenses	202,379	285,909

Total liabilities	228,183	285,909

Net assets reflecting investments at fair value	590,748,592	566,644,284

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(324,317)	(307,254)

Net assets available for plan benefits	$590,424,275	$566,337,030

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$10,100,535
Interest and dividends	4,437,184

Total investment income	14,537,719

Interest income from notes receivable from participants	475,389

Contributions:
Participants	26,312,324
Employer	28,466,280
Rollovers	1,615,000

Total contributions	56,393,604

Total additions	71,406,712

Deductions from net assets attributed to:
Benefits paid to participants	47,319,467

Net increase in net assets available for plan benefits	24,087,245
Net assets available for plan benefits at:
Beginning of the year	566,337,030

End of the year	$590,424,275

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Aon Hewitt, respectively.

(b)	Plan Sponsor

On April 1, 2013, pursuant to a holding company reorganization in accordance with Section 251(g) of the General Corporation Law of the State of Delaware (DGCL), the public holding company historically known as “Genworth Financial, Inc.” (renamed Genworth Holdings, Inc. (Genworth Holdings)) became a direct, wholly-owned subsidiary of a new public holding company that was formed and renamed Genworth Financial, Inc. (Genworth Financial).

As part of the reorganization, Genworth Financial entered into an Assignment and Assumption Agreement with Genworth Holdings pursuant to which Genworth Financial assumed all of the rights and obligations of Genworth Holdings under all of its employee benefit plans, agreements and arrangements, equity incentive plans and subplans and related agreements, including the Genworth Financial, Inc. Retirement and Savings Plan. The name of the Plan did not change as a result of the reorganization.

(c)	Eligibility

Eligible full-time employees may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

(d)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $17,500 per individual for 2014. The Company makes matching contributions equal to 100% of the first 6% deferred by an eligible participant.

The Company also makes annual supplemental contributions, based upon each eligible participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. For a period of 10 years from September 27, 2005, certain long-service employees receive additional supplemental contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. If a participant is automatically enrolled in the Plan, they may decline participation in the Plan, change the contribution rate from 3% or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

(e)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

(f)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on their Company matching contribution accounts. Participants must attain three years of service to reach full vesting on their Company supplemental contribution accounts. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2014 and 2013 were $52,003 and $123,336, respectively, and forfeitures used to reduce employer contributions were $1,770,782 and $1,431,688 in 2014 and 2013, respectively.

(g)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

(h)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(i)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution account) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1⁄2 or older to obtain withdrawals of pre-tax and rollover accounts.

(j)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants between the ages of 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Company using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(d)	Fully Benefit-Responsive Investment Contracts

Participants in the Plan invest in the T. Rowe Price Stable Value Common Trust Fund (the SVF), which is a common/collective trust fund managed by T. Rowe Price Trust Company. The SVF invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events. All investment contracts held by the SVF as of December 31, 2014 and 2013 were fully benefit-responsive and thus were required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. Withdrawals from the SVF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SVF without a 12 month notice to the issuer limits the ability of the Plan to transact at fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The annualized earnings credited to participants (the crediting rate) in the SVF as of December 31, 2014 and 2013 was 2.34% and 2.30%, respectively. The average yield earned by the SVF was 1.83% and 2.06% for the years ended December 31, 2014 and 2013, respectively. The crediting rate is variable, changing quarterly based upon the performance of the underlying portfolios.

The existence of certain conditions can limit the SVF’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the SVF that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the SVF or a unitholder, tax disqualification of the SVF or a unitholder, and certain SVF amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the SVF which would cause a withdrawal from an investment contract was not considered to be probable as reported in the investment manager’s annual report. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the SVF without the need to access investment contracts.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the SVF of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Structured or synthetic investment contracts and separate account contracts also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(e)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest.

(f)	Benefits

Benefit payments to participants are recorded when paid.

(g)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Other Investment Related Disclosures

During 2014, the Cambiar Small Cap Value Portfolio replaced the Lord Abbett Small Cap Value Fund. During 2013, the employer directed investment of supplemental contributions in the BlackRock Pension Strategy Fund was moved into five BlackRock LifePath Index funds which were age-appropriate for each participant. Also in 2013, the T. Rowe Price Institutional Large Cap Growth Fund replaced the Growth Fund of America, the employee directed BlackRock LifePath funds transitioned to index versions and the BlackRock Equity Index Fund was replaced with a version of the same fund that had lower fees.

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31 (no amounts or units/shares are presented if the investment did not represent 5% or more for a plan year):

Description	2014	2013
BlackRock LifePath 2030 Index Fund, 3,514,915 and 3,499,600 units, respectively*	$60,875,159	$57,189,420
BlackRock LifePath 2020 Index Fund, 3,307,566 and 3,333,028 units, respectively*	56,114,172	53,495,096
BlackRock LifePath 2020 Index Fund, 2,484,205 and 2,402,132 units, respectively	42,145,537	38,554,223
BlackRock LifePath 2030 Index Fund, 2,284,273 and 2,161,387 units, respectively	39,561,552	35,320,736
T. Rowe Price Inst. Large Cap Growth Fund, 1,400,021 and 1,279,183 shares, respectively	38,472,571	34,870,524
BlackRock Equity Index Fund, 2,131,450 units	33,220,349	—
Harbor International Fund, 496,503 and 478,840 shares, respectively	32,163,492	34,002,414
Lord Abbett Small Cap Value Fund, 835,436 shares	—	30,200,997

* Nonparticipant-directed

(b)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

•	Level 1—Quoted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives. Financial instruments in this category include shares of a short-term fund managed by The Bank of New York Mellon.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where the significant valuation inputs cannot be corroborated with market observable data. The Plan had no Level 3 assets as of December 31, 2014 or 2013.

As of each reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2014 or 2013. See note 2(c) for additional information related to fair value measurements.

(c)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds which are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Common/collective trust funds: There are no readily available market quotations for a fund. The funds are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals.

Separate account funds: These funds are valued based on the fair value of the underlying investments. The underlying investments consist of marketable securities and were valued based upon the closing price reported in the active market in which the individual securities are traded.

Group variable annuity: The ClearCourseSM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s assets that are measured at fair value on a recurring basis as of December 31:

	2014
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$418,995	$418,995	$—	$—
Mutual funds
Money market funds	9,574,783	9,574,783	—	—
Bond funds	20,921,234	20,921,234	—	—
Balanced funds	20,383,206	20,383,206	—	—
Growth funds	48,424,023	48,424,023	—	—
Value funds	19,973,761	19,973,761	—	—
Foreign blend funds	32,163,492	32,163,492	—	—
Common/collective trust funds
Stable value funds	22,372,617	—	22,372,617	—
Target maturity funds	298,430,647	—	298,430,647	—
Blend funds	33,220,349	—	33,220,349	—
Separate account funds
Short-term investments	1,200,351	1,200,351	—	—
Small-cap equity securities	26,841,554	26,841,554	—	—
Group variable annuity
Balanced funds	20,175,601	—	20,175,601	—
Common stock
Genworth Financial, Inc.	13,970,906	13,970,906	—	—

	$568,071,519	$193,872,305	$374,199,214	$—

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

	2013
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$646,216	$646,216	$—	$—
Mutual funds
Money market funds	10,405,844	10,405,844	—	—
Bond funds	17,673,945	17,673,945	—	—
Balanced funds	17,059,493	17,059,493	—	—
Growth funds	46,270,627	46,270,627	—	—
Value funds	48,033,811	48,033,811	—	—
Foreign blend funds	34,002,414	34,002,414	—	—
Common/collective trust funds
Stable value funds	21,985,704	—	21,985,704	—
Target maturity funds	277,457,584	—	277,457,584	—
Blend funds	26,054,577	—	26,054,577	—
Group variable annuity
Balanced funds	17,856,661	—	17,856,661	—
Common stock
Genworth Financial, Inc.	27,498,024	27,498,024	—	—

	$544,944,900	$201,590,374	$343,354,526	$—

During 2014, the Plan’s investments (including investments bought, sold and held during the year) appreciated / (depreciated) in value as follows:

Total
Mutual funds	$1,763,351
Common/collective trust funds	20,131,567
Separate account funds	(1,710,108)
Group variable annuity	1,672,272
Common stock	(11,756,547)

Total	$10,100,535

(4)	Nonparticipant-directed Investments

Information about the net assets available for benefits and changes in net assets relating to the nonparticipant-directed investments were as follows:

	As of December 31,
	2014	2013
Net assets available for benefits:
Common/collective trust funds	$152,667,689	$145,201,886
Employer supplemental contributions receivable	12,925,935	12,834,984

Total	$165,593,624	$158,036,870

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Year ended December 31, 2014
Changes in net assets available for benefits:
Net appreciation in fair value of common/collective trust funds	$8,683,298
Employer contributions	12,925,935
Benefits paid to participants	(14,052,479)

Total	$7,556,754

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourseSM group variable annuity provided under the Plan. GLAIC, an indirect, wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Fees paid by the Plan to GLAIC for the years ended December 31, 2014 and 2013 were approximately $185,000 and $142,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,643,636 and 1,770,639 shares of common stock of the Company as of December 31, 2014 and 2013, respectively. As of December 31, 2014 and 2013, the shares had a cost basis of $10,239,131 and $10,854,925, respectively, and a fair value of $13,970,906 and $27,498,024, respectively. During the year ended December 31, 2014, 47,254 shares of common stock of the Company were purchased at a total cost of $461,005 and 174,257 shares were sold at a total cost of $1,076,799.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 1, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. This letter expires on January 31, 2017.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2011.

(9)	Reconciliation of Financial Statements to Form 5500

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value whereas contract value is utilized in the statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements as of December 31, 2014 to Form 5500:

Net assets available for plan benefits per the financial statements	$590,424,275
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	324,317

Net assets available for plan benefits per Form 5500	$590,748,592

The following is a reconciliation of total investment income per the financial statements for the year ended December 31, 2014 to Form 5500:

Total investment income per the financial statements	$14,537,719
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	17,063

Total investment income per Form 5500	$14,554,782

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	418,995 shares of short-term investments	$418,995	$418,995
Mutual funds:
Capital Research and Management Company	823,231 shares of American Balanced Fund	16,636,377	20,383,206
BlackRock Fund Advisors	9,574,783 shares of BlackRock Money Market Fund	9,574,783	9,574,783
Kornitzer Capital Management, Inc.	314,820 shares of Buffalo Small Cap Fund	9,026,864	9,951,452
Dodge & Cox	1,518,232 shares of Dodge & Cox Income Fund	20,291,743	20,921,234
Harbor Capital Advisors	496,503 shares of Harbor International Fund	29,643,645	32,163,492
Invesco Advisors, Inc	751,741 shares of Invesco Growth & Income Fund	16,610,999	19,973,761
T. Rowe Price Associates, Inc.	1,400,021 shares of T. Rowe Price Inst. Large Cap Growth Fund	32,039,166	38,472,571

	Total mutual funds	133,823,577	151,440,499

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,131,450 units of BlackRock Equity Index Fund	26,729,197	33,220,349
BlackRock Institutional Trust Company NA	1,626,000 units of BlackRock LifePath Index Retirement Fund	25,355,314	27,427,374
BlackRock Institutional Trust Company NA	2,484,205 units of BlackRock LifePath Index 2020 Fund	38,307,320	42,145,537
BlackRock Institutional Trust Company NA	2,284,273 units of BlackRock LifePath Index 2030 Fund	35,417,774	39,561,552
BlackRock Institutional Trust Company NA	1,530,245 units of BlackRock LifePath Index 2040 Fund	23,697,296	26,741,950
BlackRock Institutional Trust Company NA	749,316 units of BlackRock LifePath Index 2050 Fund	8,860,626	9,886,545
BlackRock Institutional Trust Company NA	621,833 units of BlackRock LifePath Index Retirement Fund *	9,637,658	10,489,079
BlackRock Institutional Trust Company NA	3,307,566 units of BlackRock LifePath Index 2020 Fund *	50,641,888	56,114,172
BlackRock Institutional Trust Company NA	3,514,915 units of BlackRock LifePath Index 2030 Fund *	53,896,037	60,875,159
BlackRock Institutional Trust Company NA	1,248,352 units of BlackRock LifePath Index 2040 Fund *	19,068,686	21,815,696
BlackRock Institutional Trust Company NA	255,689 units of BlackRock LifePath Index 2050 Fund *	2,916,415	3,373,583
T. Rowe Price Associates, Inc.	22,048,300 units of T. Rowe Price Stable Value Common Trust Fund	22,048,300	22,372,617

	Total common/collective trust funds	316,576,511	354,023,613

Separate account funds:
Cambiar Investors LLC	2,961,130 units of Cambiar Small Cap Value Portfolio	28,252,675	28,041,905
Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,396,653 units of ClearCourseSM Group Variable Annuity	11,792,382	20,175,601
Common stock:
**Genworth Financial, Inc.	1,643,636 shares of Genworth Financial, Inc. common stock	10,239,131	13,970,906

**Notes receivable from participants	1,830 loans to participants with interest rates of 5.25% to 10.25% and maturity dates through December 2019	—	9,876,222

		$501,103,271	$577,947,741

*	Non-participant directed.
**	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm

Supplemental Schedule II

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, line 4j – Schedule of Reportable Transactions

Year ended December 31, 2014

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
Lord, Abbett & Co. LLC	Lord Abbett Small Cap Value Fund	1	$26,642,737	$30,757,352	$26,642,737	$30,757,352	$4,114,615
Cambiar Investors LLC	Cambiar Small Cap Value Portfolio	1	30,757,352	—	30,757,352	30,757,352	—

See Accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date:	June 18, 2015	By:	/s/ Kelly L. Groh

Kelly L. Groh
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm